FAIRFAX GROUP, INC.
                      6758 N. Military Trail, Unit 303
                       West Palm Beach, Florida 33407

                        Commission File No.: 0-25429

                         -------------------------

                      INFORMATION STATEMENT PURSUANT TO
                       SECTION 14(f) OF THE SECURITIES
              EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                         --------------------------

          NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS
           REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
          NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO
                          SEND THE COMPANY A PROXY.


     This Information Statement (the "Information Statement") is being mailed on or about December 11, 2000, to the holders of record on December 11, 2000, of the shares of the common stock, $0.01 par value (the "Common Stock") of Fairfax Group, Inc. (the "Company"). It is being furnished in connection with the election of a certain designee to the Board of Directors of the Company (the "Designee").

     On December 11, 2000, the Company's affiliate shareholder, Fred Keller (the "Seller"); Fred Keller, Trustee ("Keller Trust"); and Charles Adams (the "Buyer"), entered into a Stock Purchase Agreement (the "Agreement"). The Agreement provides for Buyer to acquire 4,200,000 shares of the Company's outstanding common stock held by the Seller (the "Transaction") in exchange for $2,000.00. Additionally, pursuant to a Substitution of Debtor Agreement, of the same date, which was attached and made a part the Agreement, the Buyer promised to assume and discharge all of the debts of the Company owed to Keller Trust in the amount of $323,000 and repay this amount to Keller Trust. The Seller also agreed to enter into an option agreement with unrelated third parties whereby
Seller granted an option to such third parties to acquire an aggregate of up to 1,600,000 shares of the Company's outstanding common stock held by the Seller in exchange for an aggregate amount of up to $30.00.

     The Company's board of directors and the Buyer have agreed to elect Mr. Charles Adams (the "Designee") to the Board of Directors of the Company when the Transaction closes (the "Closing"), effective on or about December 21, 2000. At the same time, Messrs. Ernest L. Porter, Jeffrey B. Lathe, and Charles S. Hafer have agreed to resign. The Closing of the Transaction is expected to occur on or about December 21, 2000. The Closing will result in a change of control. If the Transaction is not completed, no change in control will occur.

     No action is required by the shareholders of the Company to conclude the Transaction or in connection with the appointment of the Designee to the Board and the resignation of Messrs. Ernest L. Porter, Jeffrey B. Lathe, and Charles S. Hafer as the Company's existing directors at the Closing. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company to mail to the Company's shareholders the information contained in this Information Statement prior to a change in a majority of the Company's directors. This is because the change in control is not being done at a meeting of the Company's shareholders.

     The principal executive office of the Company is currently located at 6758 North Military Trail, Suite 303, West Palm Beach, Florida 33407. Upon completion of the Transaction, the principal office of the Company will be located at 222 Lakeview Avenue, Suite 409, West Palm Beach, Florida 33401.


                          COMMON STOCK

     The shares of Common Stock are the only class of voting securities of the Company outstanding. They are each entitled to one vote. As of December 11, 2000, there were 6,150,000 shares of Common Stock outstanding. After the closing of the Transaction, there will be 6,150,000 shares of Common Stock outstanding, and subsequent to a contemplated post Transaction closing capital infusion, it is contemplated that there will be 16,150,000 shares of Common Stock outstanding.


           RIGHT TO DESIGNATE DIRECTORS; THE DESIGNEE

     The Board of Directors of the Company currently consists of three
(3) members. Each director holds office until his or her successor is elected and qualified or until his or her death, resignation or removal. When the Transaction closes, the current directors of the Company will resign and shall name the Designee to the Board as their successor. The Designee has agreed to act as a director.

     The Designee may take office at any time following the Closing, but not less than ten (10) days after the Company files this Information Statement with the Securities and Exchange Commission and transmits it to holders of record of the Company's Common Stock, who would be entitled to vote at a meeting for election of directors, and that, upon assuming office, the Designee will thereafter constitute the Company's Board of Directors.


DESIGNEE

     The following table sets forth the full name, present principal occupation or employment, five year employment history and certain other information concerning the Designee:

       Name                Age            Position
       ----                ---            ---------

       Charles Adams       31             Director, President, Secretary

     Mr. Adams will serve as a director, president and secretary of the Company. Since October 1997, Mr. Adams has engaged in private business ventures, mostly in the area of finance. Through his company, Adams, Inc., which was formed in October, 1997, he is currently providing consulting services and commercial equipment leasing. Mr. Adams
specializes in financing equipment which is placed with end users.   From
October 1997 until September 2000, Mr. Adams was employed by Carcorp, Inc. which is one of only two lenders who provide commercial paper for Bombardier, Inc., under operating leases for Lear jets and other major aviation equipment. Mr. Adams served as the Director of Finance of Carcorp, Inc. In this capacity, Mr. Adams arranged the operating leases for rolling stock, large commercial equipment, aviation and commercial marine end users. From 1995 through October 1997, Mr. Adams was independently engaged in commercial leasing of limousines and limousine fleets. From 1996 through October 1997, he also was employed by Ed Morse as the Fleet Manager for the Jeep operations. From 1993 through 1995, Mr. Adams was employed by Palm Beach Lincoln Mercury in sales. Prior to relocating to Florida, from 1991 through 1993 Mr. Adams was employed by Alpha Zeta Trust in California, where he was responsible for the acquisition of commercial real estate, including negotiations of sale and arrangement of bridge financing. From 1988 through 1991, Mr. Adams independently engaged in the acquisition of real estate. During the same period he was employed by Porsche, Audi, Ferrari in Woodland Hills, California as a salesman. In this capacity, Mr. Adams was responsible for all aspects of the automobile acquisition, including arranging the purchase financing. Mr. Adams attended Los Angeles Valley College for two (2) years and took marketing and sales extension courses at the University of California Los Angeles.


        CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     Pursuant to the provisions of the Company's Bylaws, the Company's current directors and executive officers hold office until his or her successor is elected or appointed and qualified, or until his or her death, resignation or removal by the Board of Directors. Certain information about the Company's current directors and executive officers are set forth below.

     (a)  Identity of our current directors and executive officers.



Name                 Age      Position                      Director Since
----                 ---      --------                      --------------

Ernest L. Porter     61       Director, Chmn. of Board      April, 1998
                              Chief  Executive Officer,
                              President


Jeffrey B. Lathe     45       Director, Vice President,     November, 1999
                              Secretary

Charles S. Hafer     52       Director, Treasurer           November, 1999




     (b)  Business experience of directors and executive officers.


     Mr. Porter has served as a Director and Chief Executive Officer of the Company since April of 1998. From September 1997 to April 1998, Mr.

Porter worked as a Senior Loan Officer at Flagship Mortgages Services, a division of Republic Bank, West Palm Beach, Florida. From June 1988 to September 1998, Mr. Porter served as the President and Chief Executive Officer of Florida Realty Group, Inc. a private real estate investment company. Mr. Porter received his Bachelor of Arts Degree in English from Stetson University in 1961.

     Mr. Lathe has served as a Director, Vice President and Secretary of the Company since November 1999. He is a member of the Florida Bar Association and has practiced law in Miami, Florida and West Palm Beach, Florida since 1982. Mr. Lathe received his Bachelor of Arts Degree in International Studies from Reed College in 1977 and his Juris Doctor degree from Washington and Lee University Law School in 1980.

     Mr. Hafer has served as a Director and Treasurer of the Company since November 1999. He is a Certified Public Accountant and has practiced accounting with the firm of Hafer and Gilmer since 1980. Mr. Hafer received his Bachelor of Science Degree in Accounting from the University of Florida in 1970 and his M.B.A. degree from Florida Atlantic University in 1980.

     Other than as set forth herein, there are no agreements or understandings for the Company's officers or directors to resign at the request of another person, and the Company's officers and directors are not acting on behalf of or will act at the discretion of any other person.

       MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     The Company does not have standing audit, nominating or compensation committees of the Board of Directors, or committees performing similar functions. During the year ended February 29, 2000, the Board of Directors held no meetings and did not act by written consent.

     Directors who are full-time employees of the Company receive no additional compensation for services as Directors. There are currently no Directors who are full-time employees of the Company. The Company has been advised that the Designee will not be a full-time employee of the Company.


        COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     Executive Compensation.
     -----------------------

                                                                             Long Term Compensation
                                                                             ----------------------
                            Annual Compensation                           Awards                Payouts
                 -------------------------------------------             -------                -------
  (a)             (b)         (c)         (d)          (e)          (f)         (g)           (h)            (i)
                                                     Other
                                                     Annual      Restricted  Securities                   All Other
Name &                                               Compen-     Stock       Underlying      LTIP         Compen-
Position         Year      Salary($)    Bonus($)     sation      Award(s)    Options/        Payouts      sation
                                                       ($)          ($)      Sars(#)           ($)           ($)

Ernest L.       Fiscal
Porter.         Year
Director        Ending
President/      February
CEO             29, 2000   30,000        -0-          -0-          -0-         -0-             -0-           -0-

____________________________________


     Compensation of Directors
     -------------------------

     During the fiscal year ending February 29, 2000, other than as described herein, no other officer or director received any type of compensation from our Company for serving as such. No arrangements are presently in place regarding compensation to directors for their services as directors or for committee participation or special assignments.

     Mr. Adams has agreed to serve as an officer and director of the Company. However, the terms of Mr. Adams' employment by the Company subsequent to the Closing have not been determined.

     The Company has no bonus or incentive plans in effect, nor are there presently any understandings in place concerning additional compensation to the Company's officers and directors.


            SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                     OWNERS AND MANAGEMENT

     The following tables set forth the number of shares, based on information obtained from the persons named below, of (I) the Common Stock of the Company beneficially owned as of December 11, 2000 by (i) owners of more than 5% of the Company's Common Stock and, (ii) all officers and directors of the Company individually and as a Group and
(II) the Common Stock of the Company to be beneficially owned as of the date of the Closing by (i) owners of more than 5% of the Company's Common Stock and (ii) all officers and directors of the Company individually and as a Group.


     I.   Prior to Closing of the Transaction:
          ------------------------------------

     The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of each person known to our Company to be the beneficial owner of more than five percent (5%) of our Company's Common Stock:



Name and Address                          Amount and Nature         Percent of
of Beneficial Owner                       of Beneficial Owner       Class
-------------------                       -------------------       ----------

Fred Keller                                  5,800,000                94.3%
6758 North Military Trail, Suite 301
West Palm Beach, Florida 33407




     The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of the Company's Common Stock of each of the officers and directors of the Company, and the officers and directors of the Company as a group:


Name and Address                          Amount and Nature         Percent of
of Beneficial Owner                       of Beneficial Owner          Class
-------------------                       -------------------       ----------

Ernest L. Porter                                    -                   0%
6758 North Military Trail, Suite 303
West Palm Beach, FL 33407

Jeffrey B. Lathe                                    -                   0%
6758 North Military Trail, Suite 303
West Palm Beach, FL 33407

Charles S. Hafer                                    -                   0%
251 Royal Palm Way, Suite 302
Palm Beach, Florida 33402

All Officers and Directors
as a Group (3 persons).                             -                   0%




     II.  Subsequent to Closing of the Transaction:
          -----------------------------------------

     The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of each person known to our Company to be the beneficial owner of more than five percent (5%) of our Company's Common Stock:


Name and Address                        Amount and Nature        Percent of
of Beneficial Owner                     of Beneficial Owner      Class (1)
-------------------                     -------------------      ----------

Charles Adams                                4,200,000             68.29%
222 Lakeview Avenue,
Suite 409,
West Palm Beach, Florida 33401

Fred Keller                                  1,600,000             26.01%
6758 North Military Trail, Suite 303
West Palm Beach, Florida 33407
______________________



  (1) Based upon 6,150,000 shares of Common Stock outstanding subsequent to closing of the Transaction. Does not take into account the contemplated post Transaction closing capital infusion and issuance of 10,000,000 additional shares of Common Stock.


     The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of the Company's Common Stock of each of the officers and directors of the Company, and the officers and directors of the Company as a group:

Charles Adams                      4,200,000                68.29%
222 Lakeview Avenue,
Suite 409,
West Palm Beach, Florida 33401


All Officers and Directors
as a Group (1 person)              4,200,000                68.29%
______________________

  (1) Based upon 6,150,000 shares of Common Stock outstanding subsequent to closing of the Transaction. Does not take into account the contemplated post Transaction closing capital infusion and issuance of 10,000,000 additional shares of Common Stock.



         COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, officers and persons who own more than 10% of the Common Stock of the Company ("Reporting Persons") to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Reporting Persons are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) reports they file.

     To the best knowledge of the Company, no Reporting Person was delinquent with their Exchange Act Section 16(a) reporting requirements during the most recent fiscal year.


          CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Pursuant to the provisions of the Agreement, the Buyer is expected to acquire an aggregate of 4,200,000 out of the 6,150,000 shares of the Company's outstanding common stock from the Seller and therefore they will be deemed to control the Company. The Designee has advised the Company that it is his intention that, subsequent to the Transaction, the Company will issue an additional 10,000,000 shares of Company common stock in connection with a capital infusion, and continue to engage in its efforts to seek to effect a merger, exchange of capital stock, asset acquisition or other similar business combination (a "Business Combination") with an operating or development stage business (the "Target Business") which desires to employ the Company to become a reporting corporation under the Securities Exchange Act of 1934 ("Exchange Act"). Prior to such time, the Designee does not intend for the Company to engage in any substantive commercial business or other business operations. At this time, the Company cannot assure that this will occur as contemplated.

     Since February, 1997, Fred Keller Trust, has made loans to our Company on an almost month by month basis in the form of demand notes payable bearing interest at the prime rate plus two percent (2%) adjusted quarterly. On the date of Closing, the aggregate value of the principal and interest on such loans is expected to approximate $323,000.

     Other than with respect to this Transaction, and the transaction described above, during the last two years, no director or executive officer of the Company, any nominee to election as a director, or any person known to the Company to own of record or beneficially more than 5% of the Company's Common Stock or any member of the immediate family of any of the foregoing persons had, or will have, any direct or material interest in any transaction or series of similar transactions to which the Company or any of its subsidiaries, was or is to be a party, in which the amount involved exceeds $60,000.

Dated: December 11, 2000

                            FAIRFAX GROUP, INC.


                            /s/Ernest L. Porter
                            -------------------------
                            Ernest L. Porter
                            President, Director